

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2022

Daniel J. McClory
Executive Chairman
Brera Holdings Limited
Connaught House, 5th Floor
One Burlington Road
Dublin 4
D04 C5Y6
Ireland

> **Re: Brera Holdings Limited**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted September 2, 2022**
> **CIK No. 0001939965**

Dear Mr. McClory:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement Amendment on Form F-1

Notes to the Consolidated Financial Statements for the Years Ended December 31, 2021 and 2020
Note 1 - General information and reorganization transaction, page F-7

1. We have reviewed your response to comment 8 noting it does not appear to address our comment. Your response states you have identified the transaction between Brera Holdings and KAP as a common control transaction because the original shareholders of KAP own 35% of the outstanding shares of Brera Holdings. Please tell us how you

considered the guidance in IFRS 3 B2. In particular, please clarify if there is a contractual arrangement with these individual shareholders that provides them with the collective power to govern the company. If so, please provide us with a copy of the contractual arrangement.

In addition, please tell us how you determined that 35% ownership of the outstanding shares constitutes control.

2. Please provide us with the details (i.e., number of shares issued) of the July 18, 2022 transaction to purchase of all the shares of Brera Milano. In addition, please provide us with a copy of the agreement.

You may contact Abe Friedman at 202-551-8298 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Louis A. Bevilacqua